UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company (Issuer))

HBP MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

WOODGRAIN INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Kelly Dame

Woodgrain Inc.

300 NW 16th St

Fruitland, ID 83619

Phone:(208) 452-3801

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James M. Kearney

Kris J. Ormseth

Stoel Rives LLP

760 SW 9th Avenue, Suite 3000

Portland, OR 97205

(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$293,826,751	$27,238

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying (a) 27,326,938 (the “Shares”), of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), issued and outstanding (including 409,947 outstanding shares of restricted stock) plus 133,506 shares issuable upon the settlement of restricted stock units by (b) the offer price of $10.70 per Share. The foregoing share figures have been provided by Huttig and are as of March 18, 2022, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued August 22, 2021, by multiplying the transaction value by 0.0000927.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Woodgrain Inc., an Oregon corporation (“Parent”) and (ii) HBP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share, (the “Shares”) of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), at a price of $10.70 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated March 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Huttig Building Products, Inc.

555 Maryville University Drive Suite 400, St. Louis, Missouri 63141. Huttig’s telephone number is (314) 216-2600.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares. According to Huttig, as of the close of business on March 18, 2022, there were 27,326,938 shares of common stock, par value $0.01 per share (the “Shares”), of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), issued and outstanding (including 409,947 outstanding Shares of restricted stock), and 133,506 Shares issuable upon the settlement of outstanding restricted stock units.

(c) The information set forth under the caption THE TENDER OFFER - Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 1 (“Terms of the Offer”)

THE TENDER OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 4 (“Withdrawal Rights”)

THE TENDER OFFER - Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Huttig”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Huttig”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 19 (“Miscellaneous”)

Subsections (a)(1)(ix) and (xi) and (a)(2)(vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Huttig”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Huttig”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Huttig”)

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Huttig”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Huttig”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Huttig”)

THE TENDER OFFER - Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Huttig”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Huttig”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 28, 2022.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in the New York Times on March 28, 2022.

(a)(1)(G)	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Savings & Profit Sharing Plan.

(a)(1)(H)	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Employee Stock Purchase Plan.

(a)(5)(A)	Joint Press Release issued by Woodgrain Inc. and Huttig Building Products, Inc. dated March 21, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Huttig Building Products, Inc. on March 21, 2022).

(a)(5)(B)	Press Release issued by Woodgrain Inc., dated March 28, 2022.

(b)(1)	Debt Commitment Letter, dated March 20, 2022 from Wells Fargo, National Association and Wells Fargo Securities, LLC and accepted and agreed to by Woodgrain Inc.

(d)(1)	Agreement and Plan of Merger, dated March 20, 2022, among Woodgrain Inc., HBP Merger Sub, Inc. and Huttig Building Products, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Huttig Building Products, Inc. on March 21, 2022).

(d)(2)	Form of Tender and Support Agreement, dated as of March 20, 2022, between Woodgrain Inc., HBP Merger Sub, Inc., and the stockholders party thereto.

Exhibit No.	Description

(d)(3)	Nondisclosure Agreement between the Woodgrain Companies and Huttig Building Products, Inc. dated November 8, 2021.

(d)(4)	Advance Payment Escrow Agreement between Woodgrain Inc., Huttig Building Products, Inc. and U.S. Bank National Association dated March 23, 2022.

(g)	None.

(h)	None.

107	Filing Fee Exhibit

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2022

HBP MERGER SUB, INC.

By:	/s/ Kelly Dame
Name:	Kelly Dame
Title:	Chief Executive Officer

WOODGRAIN INC.

By:	/s/ Kelly Dame
Name:	Kelly Dame
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 28, 2022.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in the New York Times on March 28, 2022.

(a)(1)(G)	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Savings & Profit Sharing Plan.

(a)(1)(H)	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Employee Stock Purchase Plan.

(a)(5)(A)	Joint Press Release issued by Woodgrain Inc. and Huttig Building Products, Inc. dated March 21, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Huttig Building Products, Inc. on March 21, 2022).

(a)(5)(B)	Press Release issued by Woodgrain Inc., dated March 28, 2022.

(b)(1)	Debt Commitment Letter, dated March 20, 2022 from Wells Fargo, National Association and Wells Fargo Securities, LLC and accepted and agreed to by Woodgrain Inc.

(d)(1)	Agreement and Plan of Merger, dated March 20, 2022, between Woodgrain Inc., HBP Merger Sub, Inc. and Huttig Building Products, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Huttig Building Products, Inc. on March 21, 2022).

(d)(2)	Form of Tender and Support Agreement, dated as of March 20, 2022, between Woodgrain Inc., HBP Merger Sub, Inc., and the stockholders party thereto.

(d)(3)	Nondisclosure Agreement between the Woodgrain Companies and Huttig Building Products, Inc. dated November 8, 2021.

(d)(4)	Advance Payment Escrow Agreement between Woodgrain Inc., Huttig Building Products, Inc. and U.S. Bank National Association dated March 23, 2022.

(g)	None.

(h)	None.

107	Filing Fee Exhibit